(m)(1)(i)

May 1, 2014

Voya Variable Products Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under Second Amended and Restated Shareholder Services Plan for the Class S Shares

Ladies and Gentlemen:

By this letter dated May 1, 2014, we have agreed to waive a portion of the shareholder services fee payable to us under the Second Amended and Restated Shareholder Services Plan for Class S shares (the “Plan”) of Voya International Value Portfolio and Voya MidCap Opportunities Portfolio (the “Portfolios”), each a series of Voya Variable Products Trust, in the amount of 0.05% per annum on the average daily net assets attributable to Class S shares of the Portfolios as if the shareholder services fee specified in the Plan were 0.20%. By this letter, we agree to waive that fee for the period from May 1, 2014 through May 1, 2015.

With respect to Voya MidCap Opportunities Portfolio (the “Portfolio”), this waiver is solely applicable in connection with the maximum operating expense limitation for Class S shares of the Portfolio, as set forth in the Expense Limitation Agreement between Voya Investments, LLC and Voya Variable Products Trust dated November 1, 2002 and not during such time as the side letter agreement dated May 2, 2010, as amended or renewed, setting forth an expense limitation with respect to Class S shares remains in effect.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Variable Products Trust.

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7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC

May 1, 2014

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Variable Products Trust

(on behalf of Voya International Value Portfolio and Voya MidCap Opportunities Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President